EXHIBIT 1

MARCH 21, 2003
Englewood Cliffs, New Jersey
Company Contact: Mr. Mark Du
Telephone (201)-227-0680

                 JINPAN INTERNATIONAL LIMITED ANNOUNCED AUDITED
                        CONSOLIDATED FINANCIAL STATEMENT

ENGLEWOOD CLIFFS, NJ -MARCH 21, 2003-JINPAN  INTERNATIONAL LIMITED (AMEX SYMBOL:
JST) today announced audited consolidated final results for the year ended December 31, 2002.

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2002

     SALES. Net sales increased RMB 45 million or approximately 24.4% from RMB184.5 million in the year ended December 31, 2001 to RMB229.4 million in the year ended December 31, 2002. The increase in sales was primarily due to the continuing expansion of our customer base, also the quality of our products are recognized more and more by both China and US markets. Jinpan U.S.A. contributed RMB7.4 million to the total sales of the year 2002


     COST OF GOODS SOLD. Cost of goods sold increased RMB24.1million or approximately 23% from RMB104.7 million in the year ended December 31, 2001, to RMB128.8 million in the year ended December 31, 2002. Cost of goods sold as a percentage of sales decreased by 0.6% in the year ended December 31, 2002, from 56.7% in the year ended December 31, 2001, to 56.1% in the year ended December 31, 2002. This was primarily the effort of cost control.

     GROSS PROFIT. Gross profit increased RMB20.9 million or approximately 26.1% to 100.6 million in the year ended December 31, 2002 from RMB79.8 million in the year ended December 31, 2001. As a percentage of sales, gross profit increased from 43.3 % in the year ended December 31, 2001, to 43.9% in the year ended December 31, 2002, which was primarily due to the effort of cost control.

     SELLING AND ADMINISTRATIVE EXPENSES. Selling and Administrative expenses increased RMB 23.9 million or approximately 41.7% from RMB57.4 million in the year ended December 31, 2001, to RMB81.3 million in the year ended December 31, 2002. As a percentage of sales, selling and administrative expenses increased from 31.1% in the year 2001, to 35.4% in the year ended December 31, 2002. This was primarily the result of increasing US marketing expenses and one time charge for closing one of the facilities in US.

     NET INCOME. Net income increased RMB1.8 million or approximately 8% from RMB23 million in the year ended December 31, 2001 to RMB24.8 million in the year ended December 31, 2002. As a percentage of sales, net income decreased from
12.5 % in the year ended December 31, 2001, to 11.% in the year ended December 31, 2002, primary as a result of the reasons described above.

     EARNING PER SHARE. Earning per share increased RMB0.59 or approximately 8% from RMB7.33 in the year ended December 31, 2001 to RMB7.92 in the year ended December 31, 2002.

     THE COMPANY HAD $10 MILLION IN CASH OR CASH EQUIVALENT (RMB $83.8 MILLION) TOTAL LIABILITIES OF $8.7 MILLION (RMB 71.7 MILLION) AND STOCKHOLDERS EQUITY $22.3 MILLION (RMB184.6MILLION).


JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND 2001

                                                                                            December 31,
                                                                                      2002           2002          2001
                                                                             ------------------------------------------
                                                                      Notes            US$            RMB         RMB
                                                                                       ---            ---         ---
                                                          (In thousands, except number of shares and per share data)
Assets

Current assets:

    Cash and cash equivalents                                                      10,125          83,800        44,510
    Accounts receivable, net                                                       13,483         111,594        92,552
    Inventories                                                                     3,556          29,433        33,433
    Prepaid expenses                                                                1,036           8,576         1,757
    Other receivables                                                                 434           3,594           182
                                                                             -------------    -----------    ----------

Total current assets                                                               28,634         236,997       172,434

Property, plant and equipment, net                                                  3,533          29,238        26,410

Construction in progress                                                                                          3,915

Deferred tax assets                                                                   124           1,026           952
                                                                             -------------    -----------    ----------

Total assets                                                                       32,291         267,261       203,711
                                                                             =============    ===========    ==========

Liabilities and Shareholders' Equity

Current liabilities:

   Short term bank loans                                                            2,860          23,667         1,996
   Accounts payable                                                                   658           5,447        11,110
   Income tax                                                                         101             833            49
   Value added tax                                                                    405           3,355         1,852
   Advance from customers                                                             452           3,738         3,786
   Accruals                                                                         3,439          28,458        11,383
   Government grant                                                                   580           4,804         4,429
   Other liabilities                                                                  176           1,456         1,614
                                                                             -------------    -----------    ----------



Total current liabilities                                                           8,671          71,758        36,219

Minority interest                                                                   1,317          10,899         7,028

Commitments                                                                             -               -             -

Shareholders' equity:

    Common stock, US$0.018 par value:
       Authorized shares - 20,000,000
       Issued and outstanding shares - 3,149,389 in 2002
       And 2001                                                                        57             469           469
    Convertible preferred stock, US$0.018 par value:
       Authorized shares - 1,000,000
       Issued and outstanding shares - 13,789 in 2002
       And 2001, 6% p.a.                                                                -               2             2
    Additional paid-in capital                                                      9,322          77,157        77,157
    Reserves                                                                        1,802          14,922        10,806
    Retained earnings                                                              11,198          92,680        71,913
    Accumulated other comprehensive income                                             14             116           117
                                                                             -------------    -----------    ----------
                                                                                   22,393         185,346       160,464
  Less: Treasure shares at cost, common stock-29,577-2002                             (90)           (742)            0
                                                                             -------------    -----------    ----------
Total shareholders' equity                                                         22,303         184,604       160,464
                                                                             -------------    -----------    ----------

Total liabilities and shareholders' equity                                         32,291         267,261       203,711
                                                                             =============    ===========    ==========

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                           Year ended December 31,
                                                               2002            2002             2001                2000
                                                      -------------------------------------------------------------------
                                              Notes             US$             RMB              RMB                 RMB
                                                                ---             ---              ---                 ---
                                                                          (In thousands, except per share data)

Net sales                                                    27,720         229,421          184,480            141,264
Other income                                                  1,715          14,186            8,413              7,824

                                                      -------------    -------------     ------------     --------------
                                                             29,435         243,607          192,893            149,088

Costs and expenses:
    Cost of products sold                                   (15,557)     (  128,770)        (104,686)           (73,869)
    Provision for doubtful debts                          (     334)     (    2,764)          (1,600)            (1,125)
    Selling and administrative                               (9,494)     (   78,561)         (55,796)           (49,619)
    Interest expenses                                     (      65)     (      541)            (600)               (925
                                                      -------------    -------------     ------------     --------------
                                                            (25,450)     (  210,636)        (162,682)          (125,538)
                                                      -------------    -------------     ------------     --------------

Income before income taxes                                    3,985          32,971           30,211             23,550

Income taxes                                              (     377)    (     3,116)          (2,911)            (2,385)
                                                      -------------    -------------     ------------     --------------

Income before minority interest                               3,608           29,855           27,300            21,165

Minority interest                                         (     601)    (     4,972)          (4,229)            (4,427)
                                                      -------------    -------------     ------------     --------------

Net income                                                    3,007          24,883           23,071             16,738
                                                      =============    =============     ============     ==============

Earnings per share

    -Basic                                                  US$0.96         RMB7.92          RMB7.33            RMB5.31
                                                      =============    =============     ============     ==============

    -Diluted                                                US$0.95         RMB7.89          RMB7.29            RMB5.29
                                                      =============    =============     ============     ==============

Weighted average number of shares

    -Basic                                                3,139,933        3,139,933        3,149,389         3,149,389

    -Diluted                                              3,153,722        3,153,722       3,163,178          3,163,178


     Jinpan International Limited, through its joint venture interest in Jinpan JV, designs, manufacturers and distributes cast coil transformers for power distribution equipment in the People's Republic of China. The Company is one of the largest manufacturers and distributor of cast coil transformers in China. Jinpan obtained International Standardizing Organization (ISO) 9001 certification of its transformers in April 1997, making it one of only a few transformer manufacturers to obtain this Standard. In February 1998, Jinpan became the first Chinese transformer manufacturer to affect a public offering of its shares in the US market.